Exhibit 99.1

SMART Technologies Announces Resignation of Director

CALGARY, Alberta — May X, 2013 — SMART Technologies Inc. (the “Company”) (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, announced today that Mr. Arvind Sodhani, President of Intel Capital and Executive Vice President of Intel Corporation, has resigned from SMART Technologies Inc.’s Board of Directors, effective immediately.

Mr. Sodhani has been a director of the Company since August 2007 and has provided the Company with the benefit of his leadership experience during his tenure. The Company would like to thank Mr. Sodhani for his contributions as a member of the Board over the years.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

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For more information, contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+1 403.407.5088

MarinaGeronazzo@smarttech.com

smarttech.com

© 2013 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies Inc. in the U.S. and other countries.

Please note that SMART is written in all capital letters.